UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elizabeth Arden, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

28660G106

(CUSIP Number)

M. Allison Steiner

Nightingale GP LLC

630 Fifth Avenue, Suite 2710

New York, New York 10111

(212) 218-6700

With a copy to:

Trevor S. Norwitz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nightingale Onshore Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,078,805(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,078,805(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 1,078,805 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 1,078,805 shares of common stock.

1	NAME OF REPORTING PERSON Nightingale Offshore Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,373,462(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,373,462(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 1,373,462 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 1,373,462 shares of common stock.

1	NAME OF REPORTING PERSON Nightingale GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

1	NAME OF REPORTING PERSON Rhône Capital IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

1	NAME OF REPORTING PERSON Rhône Holdings IV L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

1	NAME OF REPORTING PERSON Rhône Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,452,267(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,452,267(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by the following entities (collectively referred to herein as the “Reporting Persons” and each as a “Reporting Person”) with the U.S. Securities and Exchange Commission on August 22, 2014 (the “Initial Statement”):

(a)	Nightingale Onshore Holdings L.P., a Delaware limited partnership and Nightingale Offshore Holdings L.P., a Delaware limited partnership (the “Purchasers”).

(b)	Nightingale GP LLC, a Delaware limited liability Issuer.

(c)	Rhône Capital IV L.P., a Delaware limited partnership.

(d)	Rhône Holdings IV L.L.C., a Delaware limited liability Issuer.

(e)	Rhône Capital L.L.C., a Delaware limited liability Issuer.

Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Reporting Persons estimate they will need approximately $109.5 million to consummate the tender offer described in Item 4 below. It is anticipated that the acquisition of Common Stock pursuant to the tender offer will be funded with cash on hand.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 25, 2014, in accordance with their previously announced intention to increase their investment in the Company, the Purchasers announced their intention to commence a tender offer to the Issuer’s shareholders to acquire up to 6,442,013 shares, constituting approximately 20% of the outstanding shares, of Common Stock of the Issuer (including shares of Common Stock underlying Warrants held by the Reporting Persons), at an intended purchase price of $17.00 per share of Common Stock. The press release announcing the intention to commence the tender offer is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

On August 27, 2014, the Purchasers commenced the previously announced tender offer to the Issuer’s shareholders to acquire up to 6,442,013 shares of Common Stock at a purchase price of $17.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2014, and related Letter of Transmittal, included as exhibits to the tender offer statement on Schedule TO filed by the Purchasers, Nightingale GP LLC and Rhône Capital IV L.P. with the SEC on August 27, 2014.

Other than as described above, in the Initial Statement or in the documents identified as exhibits hereto, the Reporting Persons have no present plans, proposals or negotiations that relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer; (4) any change in the present board of directors or management of the Issuer including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Issuer’s corporate structure or business; (6) any class of equity securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (7) any class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Act; (8) the acquisition or disposition of Common Stock or other securities of the Issuer; or (9) any changes in the Issuer’s charter, by-laws or other governing instruments (other than as described herein) or other actions that could impede the acquisition of control of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description of Exhibit

99.6	Press release, dated as of August 25, 2014, incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., Nightingale GP LLC and Rhône Capital IV L.P. on August 26, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2014	Nightingale Onshore Holdings L.P.

By: Nightingale GP LLC, its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Nightingale Offshore Holdings L.P.

By: Nightingale GP LLC, its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Nightingale GP LLC

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Rhône Capital IV L.P.

By: Rhône Holdings IV L.L.C., its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Authorized Signatory

Rhône Holdings IV L.L.C.

By:	/s/ Franz-Ferdinand Buerstedde
Name:	Franz-Ferdinand Buerstedde
Title:	Authorized Signatory

Rhône Capital L.L.C.

By:	/s/ Franz-Ferdinand Buerstedde
Name:	Franz-Ferdinand Buerstedde
Title:	Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.6	Press release, dated as of August 25, 2014, incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., Nightingale GP LLC and Rhône Capital IV L.P. on August 26, 2014.